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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---
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      Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

      Exhibit 99.1: a notice of correction regarding changes to the agenda to be presented at the Extraordinary Shareholders' Meeting scheduled for October 21, 2003, filed with the Korea Securities Dealers Association Automated Quotation Market and the Financial Supervisory Commission on September 27, 2003;

      Exhibit 99.2: shareholder proxy materials for the Extraordinary Shareholders' Meeting scheduled for October 21, 2003, filed with the KOSDAQ and the Financial Supervisory Commission on September 27, 2003; and

      Exhibit 99.3: a corporate disclosure on the Company's execution of a contract with Dreamline Corporation to acquire Dreamline's broadband business for Won 2,500,000,000 (subject to change), the closing for which is scheduled for November 1, 2003, filed with the KOSDAQ and the Financial Supervisory Commission on September 27, 2003.
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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HANARO TELECOM, INC.

Date: October 1, 2003                    By:  /s/ Kyu June Hwang
                                              ----------------------------------
                                              Name: Kyu June Hwang
                                              Title: Managing Director
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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a notice of correction regarding changes to the agenda to be presented at the Extraordinary Shareholders' Meeting scheduled for October 21, 2003, filed with the Korea Securities Dealers
                  Association Automated Quotation Market and the Financial
                  Supervisory Commission on September 27, 2003.

99.2: shareholder proxy materials for the Extraordinary Shareholders' Meeting scheduled for October 21, 2003, filed with the KOSDAQ and the Financial Supervisory Commission on September 27, 2003.

99.3: a corporate disclosure on the Company's execution of a contract with Dreamline Corporation to acquire Dreamline's broadband business for Won 2,500,000,000 (subject to change), the closing for which is scheduled for November 1, 2003, filed with the KOSDAQ and the Financial Supervisory Commission on September 27, 2003.